Appendix A

U.S. Global Investors Funds

List of Funds

Effective December 22, 2020

The following Funds of the Trust and the classes thereof are subject to this Agreement:

Fund
China Region Fund
Emerging Europe Fund
Global Resources Fund
Gold and Precious Metals Fund
Global Luxury Goods Fund
Near-Term Tax Free Fund
World Precious Minerals Fund
U.S. Government Securities Ultra-Short Bond Fund